FIREFLY AEROSPACE INC.

May 26, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Baldwin

Re:	Firefly Aerospace Inc.

Registration Statement on Form S-1

Filed May 26, 2026

CIK: 0001860160

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Firefly Aerospace Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 28, 2026, or as soon thereafter as is practicable.

Please contact Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

Sincerely,

FIREFLY AEROSPACE INC.

By:	/s/ David Wheeler
Name:	David Wheeler
Title:	SVP, General Counsel

cc:	Jason Kim, Chief Executive Officer, Firefly Aerospace Inc.

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Kevin M. Frank, Kirkland & Ellis LLP

Michael Kaplan, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP

Steven Glendon, Davis Polk & Wardwell LLP

Firefly Aerospace Inc. | www.fireflyspace.com

2203 Scottsdale Drive | Leander, TX 78641 | T 512.893.5570